VF 6-8-02

02022376

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

RECEIVED MAY 30 2002

SEC FILE NUMBER
8-38672

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: BB&K Fund Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Tower Lane, Suite 1900
(No. and Street)

Foster City	CA	94404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara V. Bailey 650-571-5800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] **Certified Public Accountant**
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OK-VF 6-20-02

BB&K FUND SERVICES, INC.
(A Wholly-Owned Subsidiary of Bailard, Biehl & Kaiser, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Barbara V. Bailey, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BB&K Fund Services, Inc. (a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.) (the "Company") for the year ended March 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Barbara Vaughn Bailey

Signature

May 29, 2002

Date

Secretary

Title

STEVEN R. HIBSHMAN
Commission # 1324675
Notary Public - California
San Mateo County
My Comm. Expires Nov 8, 2005

Subscribed and sworn to before me this 29th day of May 2002

Steven R Hibshman

Notary Public

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BB&K Fund Services, Inc.
(a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.)

We have audited the accompanying statement of financial condition of BB&K Fund Services, Inc. (a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.) (the "Company") as of March 31, 2002 and related statements of income, cash flows and changes in stockholder's equity for the year ended March 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the accompanying financial statements have been prepared from the books and records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated subsidiary of Bailard, Biehl & Kaiser, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Company as of March 31, 2002 appearing on pages 9 and 10 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte + Touche LLP

May 14, 2002

Deloitte
Touche
Tohmatsu

BB&K FUND SERVICES, INC.
(A Wholly-Owned Subsidiary of Bailard, Biehl & Kaiser, Inc.)
(SEC. I.D. NO. 8-38672)

Financial Statements and Supplemental Schedules for the Year Ended March 31, 2002 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

BB&K FUND SERVICES, INC.
(A Wholly-Owned Subsidiary of Bailard, Biehl & Kaiser, Inc.)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$ 61,188
PREPAID EXPENSES	17,843
TOTAL ASSETS	$ 79,031

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to Bailard, Biehl & Kaiser, Inc., net	$ 15,857
Total liabilities	15,857
STOCKHOLDER'S EQUITY:	
Common stock, no par value; 1,000,000 shares authorized; 600,000 shares issued and outstanding	163,500
Accumulated deficit	(100,326)
Total stockholder's equity	63,174
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 79,031

See notes to financial statements.

BB&K FUND SERVICES, INC.
(A Wholly-Owned Subsidiary of Bailard, Biehl & Kaiser, Inc.)

STATEMENT OF INCOME
YEAR ENDED MARCH 31, 2002

REVENUE:	
Placement fees, net	$68,914
Interest income	2,248
Total	71,162
OPERATING EXPENSES:	
Registration fees	18,317
Other	4,705
Total	23,022
INCOME BEFORE INCOME TAXES	48,140
PROVISION FOR INCOME TAXES	10,838
NET INCOME	$37,302

See notes to financial statements.

BB&K FUND SERVICES, INC.
(A Wholly-Owned Subsidiary of Bailard, Biehl & Kaiser, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2002

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
BALANCE, April 1, 2001	600,000	$163,500	$ (137,628)	$25,872
NET INCOME			37,302	37,302
BALANCE, March 31, 2002	600,000	$163,500	$ (100,326)	$63,174

See notes to financial statements.

BB&K FUND SERVICES, INC.
(A Wholly-Owned Subsidiary of Bailard, Biehl & Kaiser, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$37,302
Change in certain assets and liabilities:	
Prepaid expenses	(3,322)
Due to Bailard, Biehl & Kaiser, Inc., net	(33,001)
Net cash provided by operating activities	979
CASH AND CASH EQUIVALENTS AS OF APRIL 1, 2001	60,209
CASH AND CASH EQUIVALENTS AS OF MARCH 31, 2002	$61,188

See notes to financial statements.

1. ORGANIZATION

BB&K Fund Services, Inc. (the "Company") was incorporated on September 4, 1987 as a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc. (the "Parent"). Bailard, Biehl & Kaiser, Inc. is a wholly-owned subsidiary of BB&K Holdings, Inc. ("BB&K Holdings".) The Company was organized for the principal purpose of engaging in brokerage activities to facilitate the distribution of Diversa Fund shares. In 1993, the Company signed a distribution agreement with Bailard, Biehl & Kaiser International Fund Group, Inc. to distribute the BB&K Bond Opportunity Fund (formerly the International Bond Fund) and the BB&K International Equity Fund. In 1995, the Company upgraded to a general broker-dealer from a limited broker-dealer in order to distribute the Bailard, Biehl & Kaiser Real Estate Investment Trust. The Company is registered as a broker/dealer with the Securities and Exchange Commission, the National Association of Securities Dealers, and various states. The Company has a distribution agreement with the Parent to distribute the BB&K Technology Exchange Fund. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition - Placement fees arise from the sale of limited liability company interests in investment products managed by the Parent and are recognized upon closing of the limited liability company.

Income Taxes - Income tax expense is calculated in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. SFAS 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax expense is based upon items of income and expense reported in different years in the financial statements and tax returns measured at the tax rate in effect in the year the difference originated. The Company is included in the consolidated income tax return with BB&K Holdings. However, for purposes of financial reporting, the tax provision has been prepared on a separate company basis.

3. RELATED PARTY TRANSACTIONS

The Parent provides various business services to the Company including the use of office space, equipment and management time. There is currently no agreement between the Company and the

Parent relating to the reimbursement by the Company for such expenses incurred and no provision for the cost of such services has been reflected in the accompanying financial statements. Because of such arrangements between the Company and its Parent, the financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations if the company had been operated as an unaffiliated entity of the Parent.

4. INCOME TAXES

The income tax provision consists of the following:

Current:	
Federal	$ 6,583
State	4,255
Total	$ 10,838

The Company's provision for income taxes for the year ended March 31, 2002 differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 15%, primarily due to state taxes of 8.84%.

During the year ended March 31, 2002, the Company recorded a $10,838 provision for income taxes and a corresponding amount payable to its Parent in accordance with the Company's tax sharing agreement with the Parent.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $44,107, which was $39,107 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1.

* * * * * *

BB&K FUND SERVICES, INC.
(A Wholly-Owned Subsidiary of Bailard, Biehl & Kaiser, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2002

COMPUTATION OF NET CAPITAL:		
Stockholder's equity (from statement of financial condition)		$63,174
Non-allowable assets - prepaid expenses		17,843
Net capital before haircut on securities positions		45,331
Haircuts on securities		1,224
NET CAPITAL		$44,107
AGGREGATE INDEBTEDNESS:		
Total liabilities (from statement of financial condition)		$15,857
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 1,057
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 5,000
Excess net capital (net capital, less net capital requirement)		$39,107
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$42,521
Ratio: Aggregate indebtedness to net capital		0.36 to 1

No differences exist between the above information and the computation included in the Company's unaudited FOCUS Report filing, as amended, as of March 31, 2002.

BB&K FUND SERVICES, INC.
(A Wholly-Owned Subsidiary of Bailard, Biehl & Kaiser, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2002

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(1).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

May 14, 2002

BB&K Fund Services, Inc.
(a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.)
950 Tower Lane, Suite 1900
Foster City, CA 94404-2131

In planning and performing our audit of the consolidated financial statements of BB&K Fund Services, Inc. (a wholly owned subsidiary of Bailard, Biehl & Kaiser, Inc.) (the "Company") for the year ended March 31, 2002 (on which we issued our report dated May 14, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the

internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP